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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                        SHELLS SEAFOOD RESTAURANTS, INC.
                      -------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                     -------------------------------------
                         (Title of class of securities)

                                   822809 109
                     -------------------------------------
                                 (CUSIP number)

                             Elizabeth A. Wertheimer
                              124 East 93rd Street
                            New York, New York 10128
                                 (212) 860-3086
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 29, 1996
                     -------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the Statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
CUSIP No. 822809 109
- -------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    2001 PARTNERS L.P.
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.    (a)  [ ]
                                                                (b)  [ ]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC
- ------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      325,000
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      325,000
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            325,000 shares
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                            9.6%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            PN
- ------------------------------------------------------------------------------






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Item 1            Security and Issuer:

                  The class of securities to which this Statement relates is common stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at 16313 North Dale Mabry Highway, Suite 100, Tampa, Florida 33618. The number of shares of Common Stock beneficially owned by the reporting person as indicated on the cover page consists of shares of Common Stock issuable upon the exercise of (i) warrants to purchase 75,000 shares of Common Stock at an exercise price of $3.75 per share at any time up to and including December 31, 1999, (ii) warrants to purchase 75,000 shares of Common Stock at an exercise price of $3.50 per share at any time up to and including February 29, 2001, and (iii) warrants to purchase 175,000 shares of Common Stock at an exercise price of $3.15 per share at any time up to and including December 31, 1999.

Item 2            Identity and Background

                  The reporting person is 2001 Partners L.P., a Delaware limited partnership (the "Partnership"). The sole general partner of the Partnership is Elizabeth A Wertheimer. The responses to the following items relate to each of the Partnership and Ms. Wertheimer unless otherwise indicated.

Item 2(a)         Name and State of Organization of the Partnership:

                  2001 Partners L.P.
                  Delaware

Item 2(b)         Address:

                  124 East 93rd Street
                  New York, NY 10128

Item 2(c)         Principal Business:


                  The Partnership:

                  2001 Partners L.P. is a limited partnership organized under the laws of the state of Delaware. The Partnership is principally engaged in the acquisition and holding for investment of securities and other business interests of any and all types and descriptions.

                  Ms. Wertheimer:

                  Ms. Wertheimer's present occupation is an investor.


Item 2(d)         No Criminal Proceedings:

                  During the last five years neither the reporting person nor Ms. Wertheimer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)         Other Proceedings:

                  During the last five years neither the reporting person nor Ms. Wertheimer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 3            Source and Amount of Funds or Other Consideration:

                  The reporting person purchased, (i) warrants to purchase 75,000 shares of Common Stock at an exercise price of $3.75 per share at any time up to and including December 31, 1999,
                  (ii) warrants to purchase 75,000 shares of Common Stock at an exercise price of $3.50 per share at any time up to and including February 29, 2001, and (iii) warrants to purchase 175,000 shares of Common Stock at an exercise price of $3.15 per share at any time up to and including December 31, 1999, for an aggregate purchase price of $700,000 (the "Purchase Price"). The reporting person utilized its working capital for payment of the Purchase Price.

Item 4            Purpose of Transaction

                  The Common Stock has been acquired for investment purposes.

Item 5            Interest in Securities of the Issuer

                  (a)      Amount and Percent Beneficially Owned

                  As of the date of this filing, the Partnership is the beneficial owner of 325,000 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock. All of such shares are issuable upon the exercise of warrants. See Item 1.





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                  (b)      Power to Vote and Dispose of Shares

                           See Item 5(a) above and Items 7 - 10 on the cover page.

                  (c) Any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less by the person named in response to
                           (a).

                           None.

                  (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

                           None, except for Elizabeth A. Wertheimer, who as the general partner of the reporting person has such powers.

                  (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than 5 percent of the class of securities.

                           Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None

Item 7            Material to be Filed as Exhibits

                  None






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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           2001 PARTNERS L.P.


                                            /s/ Elizabeth A. Wertheimer
                                           --------------------------------
                                           By: Elizabeth A. Wertheimer
                                           General Partner



Dated:  August 6, 1996